Exhibit 19.1

INSIDER TRADING POLICY

A.	Introduction

Ethan Allen Interiors Inc. and its wholly-owned subsidiaries (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to assist its directors, officers, employees, agents or advisors of the Company to comply with insider trading laws, to prevent even the appearance of improper insider trading and to promote compliance with the Company’s obligation under Item 408 of Regulation S-K and Rule 10b-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to publicly disclose information related to its insider trading policy and practices and the use of certain trading arrangements by Company insiders.

Federal and state securities laws make it illegal for anyone to trade in a company’s securities while in possession of material nonpublic information relating to that company. This conduct is referred to as “insider trading” and may result in civil or criminal penalties. These laws are based upon the belief that persons trading in a company’s securities should not have unfair access to “material” nonpublic information about that company that is not generally known or available to the public. These laws also prohibit anyone who is aware of material nonpublic information from disclosing this information to others who may trade. All directors, officers, and employees should pay particularly close attention to the laws against illegal trading on “inside” information and the severity of the consequences for this kind of activity.

These rules apply to any and all transactions in the Company’s securities, including its common stock, options, restricted stock units and warrants to purchase common stock, and any other type of securities that the Company may issue, such as preferred stock, convertible debentures, and exchange-traded options or other derivative securities unless otherwise disclosed as an exception under Section G.

B.	Who Does the Policy Apply To?

This Policy applies to all directors, officers, and employees of the Company, (collectively referred to as “Insiders”), as well as their related parties and any other individual the Compliance Officer may designate as an Insider. “Related Parties” consist of (i) any person who lives in the same household as an Insider, (ii) any family member who does not live in the same household as an Insider but whose transactions in Company securities are directed by the Insider or are subject to the Insider’s influence or control, otherwise known as “tipping”, and is further discussed in Section E and (iii) any entities that an Insider influences or controls, including any corporations, partnerships, or trusts. “Family members” consist of the following persons: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse (or comparable co‑habitation relationship), sibling, mother‑in‑law, father‑in‑law, son‑in‑law, daughter‑in‑law, brother‑in‑law, or sister‑in‑law, in each case including adoptive relationships.

In addition, an individual is considered an Insider if the individual enters into a confidential relationship with the Company relating to the conduct of the Company’s affairs and, as a result, the individual is given access to confidential information or learns of such information in the course of working for or representing the Company. Insiders can include, among others, the Company’s attorneys, accountants, consultants, independent contractors, bank lending officers and the employees of such organizations.

To avoid even the appearance of impropriety, additional restrictions apply to Section 16 Individuals and Key Employees (each as defined below) who are collectively referred to as the “Window Group”. Since these individuals have access to confidential information on a regular basis, the Window Group is prohibited from buying, selling, donating, or otherwise transacting in Company securities outside of the Company trading window described in Section I and must obtain prior approval of all trades in Company securities from the Compliance Officer in accordance with the procedures set forth in Section J.

C.	What Information is Considered Material?

Information is considered “material” if it could affect a person’s decision whether to buy, sell or hold the Company’s securities. The materiality of information depends upon the facts and circumstances unique to each situation however, generally speaking any information that could reasonably be expected to affect the price of the Company’s stock should be considered material. Material information can be positive or negative and can relate to virtually any aspect of the Company’s business or to any type of security, debt, or equity. It is important to remember that whether information is material will be viewed by enforcement authorities with the benefit of hindsight. Therefore, if the price of the Company’s stock changed as a result of the information having been made public, it will likely be considered material by enforcement authorities. If an Insider is unsure whether particular nonpublic information is material, the Insider should presume that it is material and consult with the Compliance Officer before disclosing such information or trading in or recommending any securities of a company to which such information relates. While it is not possible to identify all information that would be deemed “material,” the following types of information ordinarily would be considered material:

●	Financial performance, especially quarterly and year-end results of operations, and significant changes in financial performance, conditions, or liquidity.

●	Projections of future earnings or losses, or other earnings guidance, strategic plans, or changes in projections, guidance, or strategic plans.

●	Potential significant mergers and acquisitions or the sale of significant assets or subsidiaries of Company.

●	New major contracts, collaborations, orders, suppliers, customers, or finance sources, or the loss thereof.

●	Major discoveries or significant changes or developments in products or product lines, research, or technologies.

●	Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns, or significant pricing changes.

●	Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.

●	Significant expansion or curtailment of operations of business.

●	Refinancings or decreases in capital resources or liquidity and any imminent changes to the Company’s credit rating by a rating agency.

●	The contents of forthcoming publications that may affect the market price of Company securities.

●	Significant changes in senior management.

●	Actual or threatened major litigation or the resolution of such litigation including significant labor disputes or negotiations.

●	Significant breaches of information technology systems or other events impacting cybersecurity.

D.	What is Nonpublic?

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must have been disclosed in the Company’s public filings with the Securities and Exchange Commission (the “SEC”) or released broadly to the marketplace and the investing public has had time to absorb and evaluate it. The circulation of rumors, even if accurate, does not constitute effective public dissemination. In addition, even after the Company has publicly announced material information, a reasonable period of time must elapse in order for the market to react to the information.

For the purposes of this Policy, information will not be considered public until after the close of trading on the second business day following the Company’s widespread public release of the information. Insiders who possess material inside information must wait until after the close of trading on the second full trading day after the information has been publicly released before trading (after 11:59 p.m. Eastern Standard Time on the close of trading on the second full trading day following the public dissemination of such information).

E.	General Policy

The following guidelines on trading or causing trading while in possession of material nonpublic information should be followed in order to ensure compliance with applicable federal and state securities laws and with the Company’s Policy:

a)

Non-disclosure of Material Nonpublic Information. Material nonpublic information must not be disclosed to anyone, except persons within the Company or third party agents of the Corporation (such as investment banking advisors, auditors, or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company.

b)

Tipping. Providing material nonpublic information to another person who may trade or advise others to trade on the basis of that information is known as “tipping” and is illegal. Therefore, no Insider may “tip” or provide material nonpublic information concerning the Company to any person other than a director, officer, or employee of the Company, unless required as part of that Insider’s regular duties for the Company and authorized by the Compliance Officer. All inquiries from outsiders regarding material nonpublic information about the Company must be forwarded to the Compliance Officer. Outsiders include, but are not limited to family members, analysts, actual or potential investors, actual or potential lenders, member of the press and public, and other persons who may seek information with regard to the Company.

c)

Giving Trading Advice. No Insider may give trading advice of any kind about the Company to anyone, whether or not such Insider is aware of material nonpublic information about the Company, except that Insiders should advise other Insiders not to trade if such trading might violate the law or this Policy.

d)

Trading in the Company’s Securities. No Insider may buy, sell, donate, recommend, or otherwise transact in the Company’s securities while aware of material information concerning the Company that has not been disclosed to the public. Additionally, no Insider may buy, sell, donate, recommend, or otherwise transact in the Company’s securities during any special trading blackout period applicable to such Insider as designated by the Compliance Officer.

e)

Trading in Other Securities. No Insider may, while in possession of material nonpublic information about any other company gained in the course of employment or affiliation with the Company, buy, sell, donate, recommend, or otherwise transact securities of the other public company nor shall they “tip” or disclose such information concerning that company to anyone.

F.	Other Prohibited Transactions

Investing in the Company’s common stock provides an opportunity to share in the future growth of the Company. In contrast, short-term speculation based on fluctuations in the market may be distracting and may overly focus directors, officers, and employees on the Company’s short-term stock market performance. Furthermore, such activities may put the potential for personal gain in conflict with the best interests of the Company and its securityholders or create the appearance of improper or inappropriate conduct. Therefore, trading in the Company’s securities by Insiders is subject to the following additional restrictions:

a)

Engaging in Short Sales. No Insider may engage in short sales of Company securities. A short sale is the sale of a security that the seller does not own at the time of the trade. Note that in addition to this Policy, Section 16(c) of the Exchange Act prohibits Section 16 Officers and Directors of the Company from engaging in short sales.

b)

Engaging in Derivative Transactions. No Insider may engage in transactions in puts, calls or other derivative instruments that relate to or involve Company securities. Such transactions are, in effect, bets on short-term movements in the Company’s stock price and therefore create the appearance that the transaction is based on nonpublic information.

c)

Hedging. No Insider may engage in hedging transactions involving Company securities, including forward sale or purchase contracts, equity swaps, collars, or exchange funds. Such transactions are speculative in nature and therefore create the appearance that the transaction is based on nonpublic information.

d)

Trading on Margin or Pledging. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on a loan. Because a margin sale or foreclosure sale may occur at a time when a person is aware of material nonpublic information or otherwise not permitted to trade in Company securities, Insiders are prohibited from holding Company securities in a margin account or otherwise pledging Company securities in any way including as collateral for a loan.

e)

Limited Use of Standing and Limit Orders. Standing and limit orders create heightened risk for insider trading violations similar to the use of margin accounts because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an Insider is in possession of material nonpublic information. Therefore, the Company discourages placing standing or limit orders of Company securities or derivative securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration, or no greater than five business days, and should otherwise comply with the Window Group restrictions and the pre-clearance requirements of this Policy. A standing order incorporated into a Rule 10b5-1 trading plan approved by the Compliance Officer is permitted.

G.	Exceptions for Certain Transactions

The trading restrictions in this Policy do not apply to the following transactions:

a)

Exercise and hold of stock options or similar equity awards or the surrender of shares to the Company in payment of the stock option exercise price or in satisfaction of any tax withholding obligations, provided that any securities acquired pursuant to such exercise may not be sold, including as part of a broker-assisted cashless exercise, while the Insider is in possession of material nonpublic information or subject to a special trading blackout or, with respect to Section 16 Individuals and Key Employees, while the Company’s trading window is closed.

b)

The vesting of restricted stock, or the exercise of a tax withhold right pursuant to which an Insider elects to have the Company withhold shares of Company stock to satisfy tax withholding requirements upon the vesting of any restricted stock, provided that any securities acquired pursuant to such vesting may not be sold while the Insider is in possession of material nonpublic information or subject to a special trading blackout or, with respect to Section 16 Individuals and Key Employees, while the Company’s trading window is closed.

c)

A bona fide gift of Company securities or derivative securities is not subject to the restrictions contained in this Policy. The recipient of a gift who is subject to this Policy would be subject to the restrictions of this Policy in connection with any subsequent sale of the gifted securities.

d)

This Policy does not apply to purchases of Company securities or derivative securities under the Company’s dividend reinvestment plan, if any, resulting from investment of dividends paid on Company securities. This Policy does apply, however, to the plan participant’s election to make purchases of Company securities or derivative securities resulting from additional voluntary contributions to the dividend reinvestment plan, and to increases or decreases to the level of participation in the plan. This Policy also applies to sales of any Company securities or derivative securities purchased pursuant to the plan.

e)	Purchases, sales, or donations made pursuant to a Rule 10b5-1 plan that is adopted and operated in compliance with the terms of this Policy (see Section L).

H.	Definitions of Section 16 Individuals and Key Employees

Section 16 Individuals: are the directors and officers of the Company who are subject to the reporting provisions and trading restrictions of Section 16 of the Exchange Act. In effect, each member of the Company’s Board of Directors (“Board”) and those officers of the Company designated by the Board as “Section 16 Officers” are all deemed Section 16 Individuals.

Key Employees: are those individuals who, because of their position with the Company, have access to material nonpublic information and any other individual designated from time to time by the Compliance Officer as a Key Employee.

I.	Trading Windows and Blackout Periods

In addition to being subject to all of the other limitations in this Policy, Insiders are prohibited from trading Company securities during the following blackout periods:

a)

Quarterly Blackout Periods. Trading in Company securities is prohibited starting on the 15th day of the third month of the applicable Company fiscal quarter, unless this day is Saturday or Sunday, then the window closes on the previous Friday. The window opens after the close of the second business day following the Company’s quarterly earnings release. During these quarterly blackout periods, Insiders generally possess or are presumed to possess material nonpublic information about the Company’s financial results.

b)

Special Blackout Periods. From time to time, other types of material information regarding the Company (such as negotiation or mergers, acquisitions or dispositions or other developments) may not be publicly disclosed. While such material information remains nonpublic, Insiders with knowledge of such material nonpublic information are prohibited from trading in Company securities. The affected persons must keep the existence of any special blackout period confidential. The Compliance Officer will determine and notify in writing those persons affected by the special blackout period.

c)

Exception for Approved 10b5-1 Plans. The trading restrictions in this Policy do not apply to transactions under a written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Exchange Act that has been reviewed and approved in advance by the Compliance Officer during an open trading window before any trades are made.

d)

Exceptions for Hardship Cases. The Compliance Officer may, on a case-by-case basis, authorize trading in Company securities outside of the applicable trading windows (but not during special trading blackout periods) due to financial hardship or other hardships, but only in accordance with the procedures set forth in Section J below; provided that no hardship exceptions may be authorized with respect to the cooling-off periods set forth in Section L.

Trading windows are not “safe harbors” that ensure compliance with securities laws. Insiders remain responsible for their trades and should use good judgment at all times.

J.	Procedures for Approving Trades by Section 16 Individuals, Key Employees and Hardship Cases

1.	Section 16 Individual/Key Employee Trades. No Section 16 Individual or Key Employee may trade in Company securities until:

a)	the person trading has notified the Compliance Officer in writing of the amount and nature of the proposed trade(s); and

b)

the person trading has certified to the Compliance Officer in writing no earlier than two business days prior to the proposed trade that (i) they are not in possession of material nonpublic information concerning the Company and (ii) the proposed trade(s) do(es) not violate the trading restrictions of Section 16 of the Exchange Act or Rule 144 of the Securities Act; and

c)	the Compliance Officer has approved the trade(s) and has certified the approval in writing.

2.

Hardship Trades. The Compliance Officer may, on a case-by-case basis, authorize trading in Company securities outside of the applicable trading windows due to financial hardship or other hardships only after:

a)	the person trading has notified the Compliance Officer in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s),

b)

the person trading has certified to the Compliance Officer in writing no earlier than two business days prior to the proposed trades(s) that they are not in possession of material nonpublic information concerning the Company, and

c)	the Compliance Officer has approved the trade(s) and has certified the approval in writing.

3.

No Obligation to Approve Trades. The existence of the foregoing approval procedures does not in any way obligate the Compliance Officer to approve any trades requested by Section 16 Individuals, Key Employees, or hardship applicants. The Compliance Officer may reject any trading requests at their sole discretion.

K.	Compliance Officer

The Company has designated the Senior Vice President, Chief Financial Officer & Treasurer as its Compliance Officer. The Compliance Officer will review and either approve or prohibit proposed trades by Section 16 Individuals and Key Employees in accordance with the procedures set forth in Section J above.

In addition to the trading approval duties described in Section J above, the duties of the Compliance Officer will include the following:

a)	Administering this Policy and monitoring and enforcing compliance with all Policy provisions and procedures.

b)	Responding to all inquiries relating to this Policy and its procedures.

c)	Designating and announcing quarterly and special trading blackout periods during which certain Insiders may not trade in Company securities.

d)	Providing copies of this Policy and other appropriate materials to all new Insiders as well as tracking signed acknowledgments.

e)	Administering, monitoring, and enforcing compliance with all federal and state insider trading laws and regulations.

f)	Revising the Policy as necessary to reflect changes in federal or state insider trading laws and regulations, or as otherwise deemed necessary or appropriate.

g)	Approving each Rule 10b5-1 Plan or any proposed change thereto.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.

L.	Rule 10b5-1 Plans

1. General Information.

Under Rule 10b5-1 of the Exchange Act, as amended, an individual has an affirmative defense against an allegation of insider trading if they demonstrate that the purchase, sale, or trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before they became aware of material nonpublic information. Such contracts, irrevocable instructions and plans are commonly referred to as Rule 10b5-1 plans and must satisfy several conditions set forth in Rule 10b5-1.

Rule 10b5-1 plans have the advantage of protecting against insider trading liability. However, they also require advance commitments regarding the amounts, prices and timing of purchases or sales of Company securities and thus limit flexibility and discretion. In addition, once a Rule 10b5-1 plan has been adopted, it is generally not permissible to amend or modify such plan without complying with new conditions and timing limitations set forth in Rule 10b5-1. Accordingly, while some individuals may find Rule 10b5-1 plans attractive, they may not be suitable for all Insiders.

2. Specific Requirements.

a)

Pre-Approval. For a Rule 10b5-1 plan to serve as an adequate defense against an allegation of insider trading, a number of legal requirements must be satisfied. Accordingly, anyone wishing to establish a Rule 10b5-1 plan must first receive approval from the Compliance Officer or their designee. Section 16 Individuals and Key Employees wanting to establish a Rule 10b5-1 plan must also satisfy the notification and certification requirements set forth in Section J above.

b)

Material Nonpublic Information and Special Blackouts. An individual desiring to enter, in good faith, into a Rule 10b5-1 plan must enter into the plan at a time when they are not aware of any material nonpublic information about the Company or otherwise subject to a special trading blackout.

c)	Trading Window. Section 16 Individuals and Key Employees may establish a Rule 10b5-1 plan only when the Company’s trading window is open.

d)

Limitations on Number of Rule 10b5-1 Plans. An individual may not establish overlapping Rule 10b5-1 plans and must limit the use of single-trade plans (i.e., a plan covering a single trading event) to one during any consecutive 12-month period, in each case subject to the accommodations set forth in Rule 10b5-1.

e)

Cooling-Off Periods. Section 16 Individuals must observe a cooling-off period between the date a Rule 10b5-1 plan is adopted or modified and the date of the first transaction under the plan following such adoption or modification equal to the later of (i) 90 days or (ii) two business days following the disclosure in Forms 10-K or 10-Q of the Company’s financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). All other Key Employees must observe a cooling-off period between the date a Rule 10b5-1 plan is adopted or modified and the date of the first transaction under the plan following such adoption or modification equal to at least 30 days.

M.	Post-Termination Transactions

The restrictions imposed by this Policy continue to apply to transactions in the Company’s securities even after the termination of employment with or engagement by the Company. If an individual is in possession of material nonpublic information when their service terminates, or if the Company’s trading window is closed at the time of termination, that individual may not trade in the Company’s securities until any such material nonpublic information has become public or is no longer material and/or the Company’s trading window has opened.

N.	Potential Penalties and Disciplinary Sanctions

The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the Insider or tippee, pay significant civil and/or criminal penalties, barred from serving as an officer or a director of a public company, and serve a lengthy prison sentence. The Company in such circumstances may also be required to pay major civil or criminal penalties.

Violation of this Policy or federal or state insider trading or tipping laws by any Insider may, in the case of a director, subject the director to dismissal proceedings and, in the case of an officer or employee, subject the officer or employee to disciplinary action by the Company up to and including termination for cause.

Any insider who violates this Policy or any federal or state laws governing insider trading or tipping or knows of any such violation by any other insiders, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer, in connection with legal counsel, will determine whether the Company should release any material nonpublic information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

O.	Miscellaneous

This Policy will be delivered to all directors, officers, employees, and designated Insiders upon its adoption by the Company and to all new directors, officers, employees, and designated Insiders at the start of their employment or relationship with the Company. Upon first receiving a copy of this Policy or any revised versions, each Section 16 Individual and Key Employee must sign an acknowledgment that they have received a copy of this Policy and agrees to comply with its terms.

The Company shall file this Policy as an exhibit to its Annual Report on Form 10-K.

Last updated (effective date): August 1, 2023

ETHAN ALLEN INTERIORS INC.

STATEMENT OF POLICY CONCERNING

TRADING IN THE COMPANY’S SECURITIES

ACKNOWLEDGMENT

The undersigned hereby acknowledges receipt of the attached Insider Trading Policy of Ethan Allen Interiors Inc. and its wholly-owned subsidiaries (“Ethan Allen” or the “Company”) and hereby covenants that they will strictly comply with such policy. The undersigned hereby agrees that if they are contemplating a sale or purchase transaction involving any Ethan Allen stock or a derivative security (as described in the Insider Trading Policy) and is unsure of the applicability of this policy that they will contact the Compliance Officer of the Company prior to executing the transaction to determine if they may properly proceed.

By:
Name:
Title:
Date:

Please acknowledge your receipt of the attached insider trading policy by dating and signing this acknowledgment and returning it to the Compliance Officer.